Exhibit 99.1

RISK FACTORS

The following risk factors should be considered carefully in addition to the other information contained in our company’s filings with the SEC. You should be prepared to accept any or all of the risks associated with purchasing shares, warrants or notes, including a loss of all of your investment.

Deterioration of the industries into which we sell our products may reduce demand for our products thereby adversely affecting our future business prospects.

We cannot assure you that the industry conditions under which we operate will enable us to achieve the revenues or the gross margins which we have relied upon in the past to project future business prospects. Demand for some of our products is affected by, among other things, the relative strength or weakness of our customers, relevant industry events, such as regulatory requirements, trade agreements and labor disputes. In particular, many of the end users of our products typically experience cyclical fluctuations in revenues and earnings. Such downturns may adversely affect the demand for certain of our products, and general recessionary or slow growth economic conditions would likely have an adverse effect on our sales. Further, a prolonged downturn in the U.S. economy could result in a decline in the results of our operations or a worsening of our financial condition. If demand changes and we fail to respond accordingly, our results of operations could be adversely affected in any given quarter.

Our mixing group depends heavily on a limited number of customers, the loss of any of which would adversely affect our operating results.

Our mixing group has derived and we believe that it will continue to derive, a significant portion of its revenues from a limited number of customers. For example, in 2002, one customer of the mixing group accounted for approximately 27.2% of its revenues. In addition, revenues from a large customer may constitute a significant portion of our total revenues in a particular quarter. The loss of any large customer for any reason could adversely affect our results of operations because we might not be able to generate sufficient revenues to offset the loss in business. In addition, any delay or failure by a large customer to make payments due to us could harm our financial condition.

Our reorganization may negatively impact the perception of our company by, and therefore some of our relationships with, customers, suppliers and employees.

The effect, if any, which our Chapter 11 case and plan of reorganization may have upon the continued operations of our company cannot be accurately predicted or quantified. Some entities may be uncomfortable doing business with a company that has recently emerged from bankruptcy relief. Our Chapter 11 case could adversely affect our relationships with our customers, suppliers and employees.

We may be unable to service our indebtedness and may have difficulty accessing credit or pursuing business opportunities because of our substantial indebtedness.

After giving effect to the transactions contemplated by our plan of reorganization, we have a substantial amount of outstanding indebtedness. As of December 31, 2002, we had total liabilities of approximately $113.8 million. We must generate sufficient cash to pay the principal, interest and other amounts due under our indebtedness and we cannot assure you that we will be able to meet our obligations. Our leverage could have negative consequences, including:

•	requiring the dedication of a substantial portion of our cash flow from operations to service indebtedness, thereby reducing the amount of cash flow available for other purposes, including capital expenditures, marketing efforts and future growth plans;

•	limiting our ability to obtain additional financing or to refinance existing indebtedness;

Exhibit 99.1

•	placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors with greater access to capital resources;

•	increasing our vulnerability to downturns in our business or the U.S. economy generally; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

If we cannot make scheduled payments on our debt, we will be in default under the terms of our indebtedness and, as a result:

•	our debt holders could declare all outstanding principal and interest on the notes to be due and payable;

•	our lenders could terminate their commitments and commence foreclosure proceedings against our assets that have been pledged as collateral; and

•	we could be forced into bankruptcy or liquidation.

Covenants in our indenture restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

The indenture governing our notes contains a number of covenants that impose significant operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries’ ability to incur more debt, create liens on assets, enter into business combinations or engage in certain activities with our subsidiaries. A failure to comply with these restrictions, if not cured or waived, would constitute a default under the indenture governing the notes and the notes could become immediately due and payable, which would seriously adversely affect our business and our shareholders’ equity.

We may need additional capital and if we are unable to raise it, we may be unable to take advantage of opportunities or meet unexpected financial requirements.

We expect that cash flows from our operations and financing from our credit facility will provide sufficient funds for capital expenditures, working capital and debt service for the next 12 months.

We may need or want to acquire additional capital for a variety of reasons, such as to:

•	improve our manufacturing infrastructure;

•	comply with regulatory developments;

•	take advantage of new business opportunities; and

•	implement changes in our business strategy.

Due to a variety of factors, including perceived risks related to our operational performance, and our recent emergence from Chapter 11, we may not be able to raise additional capital on acceptable terms. We may have to sell stock at prices lower than those paid by a portion of our current shareholders, leading to dilution, or we may have to sell stock or debt instruments with rights superior to those of holders of our common stock. If we cannot obtain adequate financing on acceptable terms, we may be unable to take advantage of opportunities or to meet unexpected financial requirements. This could cause us to delay or abandon anticipated expenditures or otherwise limit operations, which could adversely affect our business.

Exhibit 99.1

Your right to receive payments on the 12% Senior Secured Notes (“the notes”) may be impaired because your right is structurally subordinated to indebtedness of our subsidiary, RBX Industries, Inc.

We are a holding company that conducts all of its operations through RBX Industries, Inc. In general, claims of a subsidiary’s creditors, including trade creditors, secured creditors and unsecured creditors holding indebtedness and guarantees issued by such subsidiary, will have priority with respect to the assets and earnings of that subsidiary over the claims of the creditors of its parent company as a shareholder. The notes, therefore, will effectively be subordinated to creditors, including trade creditors, of RBX Industries, Inc. and those of any other subsidiaries created or acquired in the future.

You may not have a claim against RBX Industries, Inc. as guarantor of the notes if fraudulent conveyance laws result in the subordination or avoidance of RBX Industries, Inc.’s guarantee of the notes.

Our obligations under the notes will be guaranteed to the extent described in the prospectus filed by RBX Industries, Inc., on July 12. 2002. Various federal and state fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court of competent jurisdiction to subordinate or avoid all or part of the guarantee issued by RBX Industries, Inc.

To the extent that a court of competent jurisdiction were to find that RBX Industries, Inc. incurred a guarantee with the intent to hinder, delay or defraud any present or future creditor or did not receive fair consideration or reasonably equivalent value for issuing its guarantee and:

•	was insolvent or rendered insolvent because of the issuance of its guarantee;

•	was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, then the court could subordinate or avoid all or part of its guarantee in favor of its other creditors. To the extent that the guarantee issued by RBX Industries, Inc. is voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the notes guaranteed by RBX Industries, Inc. may no longer have a claim against RBX Industries, Inc., and would only be creditors of our company.

We are subject to intense competition and narrow profit margins in the industry in which we operate and actions by our competitors could adversely affect our net income and cash generated from operations.

The industry in which we operate is highly competitive and generally characterized by narrow profit margins. We face domestic and foreign competition across our product lines ranging from divisions of leading national and international manufacturers to small, regional competitors. We face intense competition from a number of manufacturers located in Asia that have lower operating and labor costs than we do, which in certain instances allow these manufacturers to sell their products for lower prices. In addition, some of our other competitors have greater financial, distribution, purchasing and marketing resources than we do. Our profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by competitors. To the extent that we reduce prices to maintain or grow our market share in the face of competition, our net income and cash generated from operations could be adversely affected.

Environmental regulation of our company may result in future clean up costs and other environmental liabilities which may exceed our reserves and have a material adverse impact on our financial condition.

We are subject to a wide variety of federal, state and local environmental laws and regulations that

Exhibit 99.1

govern activities and operations that may have adverse environmental effects and impose liability for the costs of cleaning up, and certain damages arising from, sites of past spills, disposals or other releases of hazardous materials. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. These include currently pending investigations at some of our plants and at sites at which we may have disposed of hazardous substances. Under applicable environmental laws, we may be responsible for the remediation of environmental conditions and may be subject to associated liabilities relating to our manufacturing and warehouse facilities and offices and the land on which our manufacturing and warehouse facilities and offices are situated, regardless of whether we lease, sublease or own the manufacturing and warehouse facilities or offices in question, and regardless of whether such environmental conditions were created by our company or by a prior owner or tenant. Although we maintain reserves on our balance sheet for environmental liabilities, we do not maintain insurance coverage for environmental matters. We cannot assure you that environmental conditions relating to prior, existing or future manufacturing and warehouse sites will not harm our company. We cannot assure you that the aggregate amount of future clean up costs and other environmental liabilities will not be material.

If we fail to retain members of our senior management and key personnel, it may be difficult to find equally skilled replacements, and our failure to do so would adversely affect our ability to conduct our business.

Our success depends in large part upon the abilities and continued service of our senior management and other key employees. We cannot be sure that their services will continue to be available to us. Our senior management and key employees are particularly important to our company because of their experience and knowledge of the foam products and custom rubber mixing industries. The loss or unavailability to us of any of our key technical, engineering or management personnel could have significant negative effects. To the extent that the services of our executive officers would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company. There may be a limited number of persons with the requisite skills to serve in these positions, particularly in the markets where we operate our business. We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms.

We have experienced in the past, and we may experience in the future, disruptions in our labor force which could lead to work stoppages or otherwise negatively impair our business.

As of December 31, 2002, we employed approximately 900 persons and approximately 54% of this workforce was represented by labor unions. In September 1999, over 400 production workers at our Bedford, Virginia plant stopped work. In June 2000, the employees conditionally returned to work, subject to the parties’ ongoing negotiations. Our company and our employees reached a consensual resolution and on or about March 28, 2001, the workers at the Bedford plant agreed to the terms of a new collective bargaining agreement. We negotiated extensions of the collective bargaining agreements that we have entered into with employees at our plants in Georgia and Illinois. The new agreements were ratified on February 28, 2002 and January 15, 2003 and each has a term of five years. We cannot assure you that we will be able to renew or extend any of our collective bargaining agreements prior to their expiration, and we cannot assure you that we will not experience work stoppages or strikes in the future. Any such disruptions may cause our financial position and results of operations to suffer.

We supply products to some of our customers through a new sourcing arrangement which is unproven and may be unprofitable.

In October 2001, we discontinued our extrusion and fabrication operations in Bedford, Virginia and our custom rubber mixing operations in Barberton, Ohio. We plan to supply some of our customers who formerly purchased the products of these operations from our other locations and through domestic and foreign sourcing arrangements. We cannot assure you that we will be successful in transferring the production of these products to our other locations or be able to

Exhibit 99.1

provide them to our customers through sourcing arrangements that will ultimately prove to be profitable. If these activities are not profitable, our financial position and results of operations will suffer.

As a result of the adoption of “fresh-start” accounting, you will not be able to compare our historical financial statements with the financial results disclosed in this Form 10-K, which may impair your ability to assess the implications of changes in our financial results.

As a result of the consummation of our plan of reorganization and the transactions contemplated thereby, we are operating our business under a new capital structure. In addition, our company became subject to the fresh-start accounting rules upon emerging from bankruptcy. Accordingly, the financial condition and results of operations of our company disclosed in future filings with the SEC will not be comparable to the financial condition or results of operations reflected in our historical financial statements contained in this prospectus.

If we are unable to adequately provide funding for our pension benefit obligation in the event that we do not achieve assumed long-term rates of return on plan assets, our net income and cash flow in future periods may be adversely impacted.

Our pension benefit obligation represents a material liability on our balance sheet. We have assumed a 9.5% rate of return on plan assets for purposes of determination of the pension benefit obligation. The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. We cannot assure you that we will be able to achieve this assumed long-term rate of return. If the plan’s investments do not achieve this assumed long-term rate of return we may be unable to provide adequate funding to support the liability as participants in the plan retire. Our inability to provide adequate funding to support the liability through return on plan assets could adversely impact our net income and our cash flows in future periods.